[Letterhead of South Jersey Gas Company]

SOUTH JERSEY GAS COMPANY
1 South Jersey Plaza, Route 54
Folsom, New Jersey 08037

August 31, 2005

VIA EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: H. Christopher Owings

Re: South Jersey Gas Company
Registration Statement on Form S-3
File No. 333-126822

Ladies and Gentlemen:

South Jersey Gas Company (the “Company”) respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-126822) (the “Registration Statement”) be accelerated so that it shall be declared effective on September 1, 2005 at 4:00 p.m., Washington, D.C. local time, or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and that the disclosure contained in the Registration Statement is the responsibility of the Company. The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company acknowledges that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Very truly yours,

                SOUTH JERSEY GAS COMPANY

                By:  /s/ Stephen H. Clark___________________
                Name: Stephen H. Clark
                Title: Treasurer